July 30, 2009

Michel Pelletier, Chief Executive Officer
Waterbank of America (USA) Inc.
P. O. Box 304
Pointe Claire, Quebec
Canada H9R 4P3

    RE: **Waterbank of America (USA) Inc.**
          Information Statement on Form PRE14C
          Filed June 25, 2009
          File No. 0-51075

Dear Mr. Pelletier:

      We have completed our review of your Information Statement and related filings and have no further comments at this time.

          Sincerely,

          John Reynolds,
          Assistant Director